                                                                  Exhibit (n)(3)

                                                                 Amended as of
                                                             February 19, 2003

                              AMENDED AND RESTATED
                             PERFORMANCE FUNDS TRUST
                                 Rule 18f-3 Plan

Rule 18f-3

Pursuant to Rule 18f-3 (" Rule 18f-3") of the Investment Company Act of 1940, as amended (the "Act"), Performance Funds Trust (the "Trust"), a registered open-end investment company whose shares are registered on Form N-1A, consisting of the Money Market Fund, The U.S. Treasury Money Market Fund, The Short Term Government Income Fund, The Intermediate Term Government Income Fund, The Mid Cap Growth Fund, The Large Cap Equity Fund, The Leaders Equity Fund and The Performance Advisor Growth Porfolio, Performance Advisor Moderate Portfolio and Performance Advisor Conservative Fund and any future fund or series created by the Trust (collectively, the "Funds"), hereby adopts this plan setting forth the separate arrangements and expense allocations of each class of shares. Any material amendment to this plan is subject to prior approval of the Board of Trustees, including a majority of the disinterested Trustees.


Authorized Classes

CLASS A SHARES  - (Formerly Consumer Class)

       Class A shares of all funds except the Money Market and Short Term Government Income Fund are sold subject to an initial sales charge as follows:

                   5.25%                  $      0 - $   50,000
                   4.75%                  $ 50,000 - $  100,000
                   3.75%                  $100,001 - $  250,000
                   2.75%                  $250,001 - $  500,000
                   1.75%                  $500,001 - $1,000,000
                      0%                  Over       $1,000,000 (1)

       Class A shares of the Short Term Government Income Fund are sold subject to an initial sales charge as follows:

                   3.00%                  $      0 - $   50,000
                   2.50%                  $ 50,000 - $  100,000
                   2.00%                  $100,001 - $  250,000
                   1.50%                  $250,001 - $  500,000
                   1.00%                  $500,001 - $1,000,000
                      0%                  Over       $1,000,000(1)

       Class A shares of the Money Market Fund will charge no initial sales charge.


--------
(1) A contingent deferred sales charge (CDSC) of up to 1.00% of the purchase price will be charged to the shareholder if shares are redeemed in the first 12 months after purchase of shares.

       1.) A contingent deferred sales charge of up to 1% of the purchase price will be assessed on shares redenemed within 12 months of purchase.



         Class A shares' sales charge is not applicable to purchases by individuals purchasing shares with the proceeds from shares redeemed from another fund complex within the last 60 days on which an initial or contingent deferred sales charge was paid. Class A shares purchased by such individuals will be subject to a 1.00% contingent deferred sales charge if such Class A shares are redeemed within 18 months of purchase.

         Class A shares are subject to a distribution fee under the Rule 12b-1 Plan payable at a maximum annual rate of up to 0.35% of the average daily net assets of that Class. Class A Shares are alsosubject to fees of up to 0.35% (subject to NASD rules) pursuant to a Servicing Organization Agreement.



CLASS B SHARES

       Class B Shares are not subject to an initial sales charge but all Funds except the Short Term Government Income Fund are subject to a contingent deferred sales charge which will be imposed on redemptions as follows:

                   5% in year 1
                   4% in year 2
                   3% in year 3
                   3% in year 4
                   2% in year 5
                   1% in year 6
                   0% in year 7


       Class B Shares automatically convert to Class A shares on the first business day of the month following the eighth anniversary of the issuance of such Class B shares. Class B shares are also subject to a distribution fee pursuant to Rule 12b-1 payable at the annual rate of up to 1.00% (0.75% of which are distribution fees and 0.25% for servicing fees) the average daily net assets of the class. Class B Shares are also subject to fees of up to 0.30% (subject to NASD rules) pursuant to a Servicing Organization Agreement.

INSTITUTIONAL CLASS SHARES


       Institutional Class shares are available to investors who do not desire enhanced shareholder servicing. Institutional Shares are offered and sold without an initial sales charge or a deferred sales charge and do not impose 12b-1 Fees or Shareholder Servicing Fees.

CLASS C SHARES

       Class C Shares are not subject to an initial sales charge but all Funds are subject to a contingent deferred sales charge which will be imposed on redemptions. Class C Shares are subject to a lower contingent deferred sales charge (1.00%) and do not have to be held as long as Class B (one year) to avoid paying a contingent deferred sales charge.

       Class C Shares are also subject to a distribution fee pursuant to Rule 12b-1 payable at the annual rate of up to 1.00% of the average daily net assets of the class. Class C Shares are also subject to fees of up to 0.25% (subject to NASD rules) pursuant to a Servicing Organization Agreement.

Class Voting Rights and Obligations and Class Expenses

       The Classes of shares issued by any Fund will be identical in all respects except for Class designation, allocation of certain expenses directly related to the distribution or service arrangement, or both, for a Class, and voting rights--each Class votes separately with respect to issues affecting only that Class. Shares of all Classes will represent interests in the same investment fund; therefore each Class is subject to the same investment objectives, policies and limitations.

       Each Class of shares shall bear expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, that are directly attributable to the kind or degree of services rendered to that Class ("Class Expenses"). Class Expenses, including the management fee or the fee of other service providers, may be waived or reimbursed by the Funds' investment adviser, underwriter or any other provider of services to the Funds with respect to each Class of a Fund on a Class by Class basis.

Exchanges and Conversion Privileges

             Shareholders who have held all or part of their shares in a Fund for at least seven days may exchange shares of one Fund for shares of any of the other portfolios of the Trust which are available for sale in their state. A shareholder who has paid a sales load in connection with the purchase of shares of any of the Funds will be subject only to that portion of the sales load of the Fund into which the shareholder is exchanging which exceeds the sales load originally paid by the shareholder. Class B Shares will convert automatically to Class A shares on the first business day of the month following the eighth anniversary of the issuance of such Class B Shares. Class B Shares will be converted at the net asset value of Class A Shares, without the imposition of any sales load, fee or charge.